EXHIBIT 99.1

Hydrogenics Reports First Quarter 2018 Results

Strong Margins and Expected Order Timing Support Positive Outlook for 2018

MISSISSAUGA, Ontario, May 11, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2018 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“Our first quarter was particularly busy with major proposals and significant project development,” said Daryl Wilson, President and Chief Executive Officer. “Revenue was down slightly year-over-year, reflecting shipment timing, but our gross margin and gross profit both rose due to improved product mix – ending the quarter with approximately $19.4 million of cash. We continue to bid on a steady stream of quotes for mobility fuel cells, energy storage systems, and fueling station equipment throughout North America and abroad while remaining particularly bullish on China and parts of Europe.

“We anticipate a strong year of announcements and scale-up of the business, and the Company recently won a C$5 million government grant in Canada as part of our plans to invest in future growth initiatives. At the same time, the significant shipments to China last year for mobility applications are moving through the test and evaluation phase, prior to the next level of order magnitude. Our current pipeline of opportunities is large and growing, so we view first quarter operating results as not reflective of the potential for top line expansion this year and beyond. While we are always subject to a degree of uncertainty regarding timing, particularly in China, we’re optimistic about order acceleration and the path to profitability due to our leadership position within the industry, continued strong demand for clean, sustainable solutions, and the increasing interest in hydrogen-based energy applications.”

Summary of Results for the Quarter Ended March 31, 2018

  Company revenue was $8.1 million compared with $8.7 million in the first quarter of 2017, with the year-over-year decline due to shipment timing.
  Gross margin improved to 39.7% in the first quarter of 2018 compared with from 30.6% last year, as the Company posted gross profit of $3.2 million in the current quarter versus $2.7 million in the prior-year period. The higher gross margin was principally due to improved product mix.
  Cash operating costs1 increased $1.5 million to $4.9 million in the 2018 first quarter compared to $3.4 million in 2017 due to $1.1 million of higher net research and development (“R&D”) expenses, primarily related to final completion of the Enbridge Power-to-Gas facility in Toronto as well as an increase of $0.4 million in cash selling, general and administrative (“SG&A”) expenses.

  The Company’s Adjusted EBITDA2 loss was $1.6 million in the first quarter of 2018 versus $0.7 million in the prior-year period. This variance reflects the aforementioned increase in cash operating costs, partially offset by higher gross profit.

  The net loss for the quarter improved to $2.0 million, or $(0.13) per share, compared to $2.3 million, or $(0.18) per share, in the prior-year period.

  The Company was awarded government funding in Canada totaling C$5 million reflecting a 50% match on anticipated expenditures related to scale-up of operations at Hydrogenics’ headquarters. The first C$2.5 million will be received in the second quarter of 2018, with the balance of funds advanced as expenditures are made later in 2018 and 2019.

  The Company ended the first quarter of 2018 with backlog of $140.1 million, securing orders of $2.6 million for Power-to-Gas systems, fueling stations, industrial gas applications and mobility systems. Order backlog movement during the first quarter (in $ millions) was as follows:

	December 31, 2017 backlog	IFRS 15 Adj.	Orders Received	FX	Orders Delivered/ Revenue Recognized	March 31, 2018 backlog
OnSite Generation	$19.9	$(0.8)	$1.6	$0.4	$3.8	$17.3
Power Systems	124.9	(0.3)	1.0	1.5	4.3	122.8
Total	$144.8	$(1.1)	$2.6	$1.9	$8.1	$140.1

  Of the above backlog of $140.1 million, the Company expects to recognize $55.0 million in the following 12 months as revenue. Revenue for the year ending December 31, 2018 will also include orders both received and delivered during the balance of 2018.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 1:00 p.m. ET on May 11, 2018 to review the first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended March 31
	2018	2017
Selling, general and administrative expenses	$2,836	$3,025
Research and product development expenses	2,081	1,005
Total operating costs	$4,917	$4,030
Less: Depreciation of property, plant and equipment and intangibles	(103)	(106)
Less: DSU recovery (expense)	326	(265)
Less: Stock-based compensation expense (including PSUs & RSUs)	(222)	(151)
Less: Loss on disposal of assets	(3)	(111)
Cash operating costs	$4,915	$3,397

Adjusted EBITDA

	Three months ended March 31
	2018	2017
Net loss	$(1,954)	$(2,297)
Finance income (loss), net	(25)	940
Income tax expense	300	-
Depreciation of property, plant and equipment and intangible assets	177	199
DSU expense (recovery)	(326)	265
Stock-based compensation expense (including PSUs & RSUs)	222	151
Adjusted EBITDA	$(1,606)	$(742)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31,	December 31,
	2018	2017
		Restated
Assets
Current assets
Cash and cash equivalents	$18,482	$21,511
Restricted cash	598	435
Trade and other receivables	7,158	8,736
Contract assets	5,981	6,578
Inventories	18,549	15,048
Prepaid expenses	1,281	1,374
	52,049	53,682
Non-current assets
Restricted cash	329	468
Contract assets	1,949	645
Investment in joint ventures	2,706	2,797
Property, plant and equipment	3,962	3,874
Intangible assets	169	180
Goodwill	4,687	4,569
	13,802	12,533
Total assets	$65,851	$66,215
Liabilities
Current liabilities
Operating borrowings	$–	$1,200
Trade and other payables	11,181	10,361
Contract liabilities	11,705	11,821
Financial liabilities	4,646	4,913
Warranty provisions	655	1,174
Deferred funding	1,378	880
	29,565	30,349
Non-current liabilities
Other liabilities	7,998	8,516
Contract liabilities	4,498	2,223
Warranty provisions	884	921
Deferred funding	136	33
	13,516	11,693
Total liabilities	43,081	42,042
Share capital	387,746	387,746
Contributed surplus	20,107	19,885
Accumulated other comprehensive loss	(1,493)	(1,822)
Deficit	(383,590)	(381,636)
Total equity	22,770	24,173
Total equity and liabilities	$65,851	$66,215

Note: Prior period results restated to reflect the implementation of the IFRS15 revenue standard.

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31,
	2018	2017
		Restated

Revenues	$8,147	$8,735
Cost of sales	4,909	6,062
Gross profit	3,238	2,673

Operating expenses
Selling, general and administrative expenses	2,836	3,025
Research and product development expenses	2,081	1,005
	4,917	4,030

Loss from operations	(1,679)	(1,357)

Finance income (loss)
Interest expense, net of financial instruments measured at amortized cost	(381)	(469)
Foreign currency gains, net(1)	219	61
Loss from joint ventures	(69)	(70)
Other finance gains (losses), net	256	(462)
Finance income (loss), net	25	(940)

Loss before income taxes	(1,654)	(2,297)
Income tax expense	300	–
Net loss for the period	(1,954)	(2,297)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	329	271
Comprehensive loss for the period	$(1,625)	$(2,026)

Net loss per share
Basic and diluted	$(0.13)	$(0.18)

Weighted average number of common shares outstanding	15,436,879	12,545,076

Note: Prior period results restated to reflect the implementation of the IFRS15 revenue standard.

Hydrogenics Corporation
Condensed Interim Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended
	March 31,
	2018	2017
		Restated
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,954)	$(2,297)
Increase in restricted cash	(13)	(90)
Items not affecting cash:
Loss on disposal of assets	3	111
Amortization and depreciation	177	199
Warrants	(286)	420
Unrealized foreign exchange (gains) losses	(24)	14
Unrealized loss on joint ventures	69	70
Accreted interest and amortization of deferred financing fees	444	213
Stock-based compensation	222	151
Stock-based compensation – DSUs	(326)	265
Net change in non-cash operating assets and liabilities	557	314
Cash used in operating activities	(1,131)	(630)

Investing activities
Investment in joint venture - Enbridge	–	(93)
Purchase of property, plant and equipment	(234)	(1,556)
Receipt of government funding	–	359
Proceeds from disposals of property, plant and equipment	–	1,035
Cash used in investing activities	(234)	(255)

Financing activities
Principal repayment of long-term debt	(250)	(434)
Interest payment	(296)	–
Proceeds (repayment) of operating borrowings	(1,193)	1,639
Repayment of repayable government contributions	–	(56)
Cash provided by (used in) financing activities	(1,739)	1,149

Increase (decrease) in cash and cash equivalents during the period	(3,104)	264
Cash and cash equivalents – Beginning of period	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held	75	6
Cash and cash equivalents – End of period	$18,482	$10,608

 Note: Prior period results restated to reflect the implementation of the IFRS15 revenue standard.